Exhibit 99.(h)(5)

August 2, 2016

Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, New York 10036

Re:                             Waiver of Portion of Advisory Fees in Connection with Investments in Global Multi-Asset Income Cayman Portfolio, Ltd.

Dear Sir or Madam:

Reference is made to the Amended and Restated Investment Advisory Agreement by and between Morgan Stanley Investment Management Inc. and Morgan Stanley Institutional Fund Trust, a business trust organized under the laws of Pennsylvania (the “Fund”), dated June 1, 2005 (as further amended, restated or otherwise modified from time to time, the “Investment Advisory Agreement”).

Pursuant to the Investment Advisory Agreement, the Fund pays, for and on behalf of the Global Multi-Asset Income Portfolio, a series thereof (the “Portfolio”), an investment advisory fee to Morgan Stanley Investment Management Inc. (“MSIM”) as specified in such agreement (the “Fund Management Fee”).

The Fund, for and on behalf of the Portfolio, intends to invest in Global Multi-Asset Income Cayman Portfolio, Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which MSIM (i) provides management services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to a management agreement by and between the Subsidiary and MSIM dated August 2, 2016 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Fund invests for and on behalf of the Portfolio, and for as long as the Subsidiary Agreement remains in effect, MSIM agrees to waive irrevocably all of the Fund Management Fee that would otherwise be paid by the Fund for and on behalf of the Portfolio to MSIM in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to MSIM under the Subsidiary Agreement during such period.

This letter modifies the terms of the Management Agreement and to the extent of any conflict between the terms of this letter agreement and the terms of such agreement, the terms of this letter agreement will prevail. This letter agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

		By:	/s/ John H. Gernon
		Name:	John H. Gernon
		Title:	Managing Director

ACKNOWLEDGED AND AGREED

MORGAN STANLEY INSTITUTIONAL FUND TRUST
for and on behalf of
GLOBAL MULTI-ASSET INCOME PORTFOLIO,
a series thereof

By:	/s/ John H. Gernon
Name:	John H. Gernon
Title:	President and Principal Executive Officer